Exhibit 21.1

Subsidiaries of Monolithic Power Systems, Inc.

MPS International Ltd. (Bermuda)

MPS International Ltd. (Shanghai)
Chengdu Monolithic Power Systems Co., Ltd.

MPS International Korea Co., Ltd.

MPS Japan G.K.

MPS Japan K.K.

MPS Europe Sarl

Hangzhou MPS Semiconductor Technology Ltd.

MPS International Ltd. (Taiwan)

Monolithic Power Systems Pte. Ltd. (Singapore)

MPS Germany GmbH

MPS Tech Switzerland Sarl

Monolithic Power Spain, S.L.